November 25, 2019

Katy Murray
Chief Financial Officer
A. H. Belo Corp
P.O. Box 224866
Dallas, Texas 75222

       Re: A. H. Belo Corp
           Form 8-K Filed November 20, 2019
           File No. 001-33741

Dear Ms. Murray:

       We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed November 20, 2019

ITEM 4.02 NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

1. You disclose that on November 16, 2019, your management, after conferring with Grant
      Thornton and members of the Audit Committee, concluded that the consolidated financial statements contained in your 2018 Form 10-K as well as the first and second quarter 2019
      Forms 10-Q should no longer be relied upon. To the extent your management was advised or notified by Grant Thornton that these previously issued financial statements should no longer be relied upon, disclose the date on which you were advised or notified by your auditor, as well as obtain and file a letter from your auditor as an exhibit to the amended
      Form 8-K stating whether it agrees with the statements made by you in response to Item
      4.02 and, if not, stating the respects in which it does not agree. Refer to the disclosure requirements of Item 4.02 of Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Katy Murray
A. H. Belo Corp
November 25, 2019
Page 2

       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any other questions.



FirstName LastNameKaty Murray                          Sincerely,
Comapany NameA. H. Belo Corp
                                                       Division of Corporation
Finance
November 25, 2019 Page 2                               Office of Manufacturing
FirstName LastName